mwe.com

August 12, 2020

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christopher Dunham

Pamela A. Long

Lory Empie

Stephen Kim

Re:	INX Limited Amendment No. 9 to Registration Statement on Form F-1 Filed August 3, 2020 File No. 333-233363

Dear Mr. Dunham:

On behalf of INX Limited (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated August 10, 2020, relating to the above referenced Amendment No. 9 to Registration Statement on Form F-1 (File No. 333-233363) filed by the Company on March 3, 2020 (the “Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 10 to the Registration Statement on Form F-1 (File No. 333-233363) (“Amendment No. 10”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. We have also enclosed a courtesy copy of Amendment No. 10, marked to indicate changes from the Registration Statement filed on August 3, 2020, as Exhibit A. For your convenience, the Company is also delivering via email a copy of this letter and its enclosures.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 10.

General

1.	Please revise to provide your cumulative Adjusted Operating Cash Flow as of March 31, 2020 consistent with your commitment to publicly disclose this calculation within 60 days of each quarter.

Response: We have included in Amendment No. 10 the Company’s cumulative Adjusted Operating Cash Flow as of June 30, 2020.

2.	We note your new disclosure that you will accept USD Coin (“USDC”) prior to reaching your minimum offering amount, subject to your ability to convert USDC to USD on a 1:1 basis within one business day, and that USDC will be returned to subscribers in the event that you do not meet the minimum offering requirement within one year. Accordingly, please:

●	Disclose the costs of converting between USD and USDC, and identify the party responsible for bearing such costs.

●	We note that your Escrow Agreement does not address the conversion of USD to USDC for subscribers who submitted payment in USDC where a closing of INX Tokens does not occur on or before the Termination Time. Instead Section 2(a) requires the Escrow Agent to return the funds held in the escrow directly to the subscriber by wire transfer. Please revise your disclosure and the Escrow Agreement to clarify how and by whom the funds will be converted and remitted to subscribers using USDC.

●	Disclose the source of funds that you will use to return escrowed funds to subscribers if you are unable to convert USD to USDC on a 1:1 basis, and clarify the impact on subscribers if this source of funds is insufficient. We note your risk factor disclosure that changes in the exchange ratio may subject the company to exchange rate risk with regard to potential reimbursements.

●	Disclose the type of consideration that you will return to subscribers submitting USDC in the event that you are unable to secure sufficient USDC, for example if USDC is discontinued.

●	Clarify how a fork in USDC during the period the funds are in escrow, and/or Downtime for USDC during the period that you would attempt to return such funds to subscribers, may impede your ability to return USDC to subscribers, promptly or at all.

Response: In response to the Staff’s comment, we have revised our disclosure throughout Amendment No. 10 to clarify that the Company will accept payments in USDC only after the Company meets the minimum offering requirement. The Company anticipates that the cost of converting USDC to USD will be de minimis. The Company will bear any such costs.

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Prospectus Cover Page

3.	Please complete the information in the table showing net proceeds to the company before expenses.

Response: In response to the Staff’s comment, we have completed the information in the table on the prospectus cover page showing net proceeds to the company before expenses.

Prospectus Summary

Our Development Plan

INX Digital Trading Platform, page 8

4.	We note your disclosure that you will commence operations of the INX Digital trading platform “twelve months after reaching the minimum offering amount of $7,500,000,” and disclosure following the Use of Proceeds table on page 39 stating that $7.5 million of proceeds will be “sufficient to operate up to commencement of the launch” of the platform. However, we also note your July 2020 test-the-waters presentation estimated this platform’s launch and revenue generation therefrom in or about Q4 2020. Please explain or reconcile these apparent inconsistencies. Please further revise to clarify the number of states INX Digital will be qualified to operate in at the time of its launch.

Response: In response to the Staff’s comment, we have revised our disclosure throughout Amendment No. 10 to state that the Company anticipates that it will be able to obtain money transmitter licenses or otherwise qualify to operate in 25 US states and commence operations six months after reaching the minimum offering amount of $7,500,000. Further, the Company expects that it will be able to obtain money transmitter licenses or otherwise qualify to operate in most US states nine months after reaching the minimum offering amount.

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Business

Material Agreements

Material Service Agreements

Mr. Paz Diamant, page 68

5.	Please disclose Mr. Diamant’s monthly salary beginning two months following the effectiveness of this offering converted into USD.

Response: In response to the Staff’s comment, we have revised our disclosure on page 68 to disclose Mr. Diamant’s monthly salary beginning two months following the effectiveness of this offering converted into USD.

Tokens Eligible for Future Sale

Lock-up Agreements, page 112

6.	We note your Form of Lock-up Agreement attached at Ex. 10.39 appears to contain only the terms applicable to your officers, directors and holders of 5% or more of your outstanding INX Tokens or ordinary shares, as described on page 112. It refers to a two-year lockup and includes a provision whereby half of all tokens subject to lock-up are released midway through the lockup period. The agreement does not refer to the six month lockup period to which all other INX Token holders are subject. Please revise or advise to address these apparent discrepancies.

Response: In response to the Staff’s comment, we have filed a Form of Six-Month Lock-Up Agreement as Exhibit 10.40.

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Please contact me at 212-547-5438 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form F-1.

Sincerely,

/s/ Mark S. Selinger

cc:	Shy Datika, President
Oran Mordechai, Chief Financial Officer

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